File No. 70-9813

CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

AGL Resources Inc.

By order dated April 13, 2001, Holding Co. Act Release No. 27378, AGL Resources Inc. ("AGLR") was authorized to acquire a captive insurance company subsidiary. AGLR subsequently formed and acquired Global Energy Resource Insurance Company Inc. ("GERIC") and it became operational on May 1, 2001. Under the Commission's order, AGLR is required to file a certificate of notification on a semi-annual basis that provides the information described below. This certificate of notification reports on the period from June 1, 2002 to December 31, 2002 (the "Reporting Period").

Reporting Requirement ("RR") 1.

Provide a summary of each associated customer's premium payments to the Captive [hereinafter referred to as GERIC] as compared to aggregate loss experience and expenses, organized by line of insurance provided by GERIC.

Response 1.

During the Reporting Period GERIC has provided excess liability, property, executive risk coverage and an aggregate retention basket. (See Exhibits A1, A2, A3 and A4) to associate companies. Excess liability coverage insures an associate against general liability, automobile and employment practices claims. Property insures physical assets such as buildings and equipment on an all risk basis. Executive risk liability insures against directors & officers and fiduciary liability claims. The aggregate basket provides stop loss protection by capping the combination of all retention amounts. A summary of each associate customer's premium payments to GERIC (column 2) and the associate's aggregate losses and expenses (column 3) is listed in Exhibits A1, A2, A3 and A4 hereto, for the coverage provided.

RR 2.

Provide an analysis by associate company of claims paid by GERIC during the period on behalf of the associate company to include lead-in and end-of-period insurance reserve balances.

Response 2.

Exhibits A1, A2, A3 and A4 show, by associate company, the claims paid by GERIC (column 5) and the beginning (column 4) and ending (column 6) reserve balances for the Reporting Period.

RR 3.

Provide a listing of increases and decreases to premiums paid by each associate company to GERIC during the period.

Response 3.

Exhibits A1, A2, A3 and A4 column 7, lists the increases and decreases to premiums paid by each associate company to GERIC during the Reporting Period as compared to premiums paid by the associate company for the same reporting period of the base year (2000) prior to the establishment of the captive.

RR 4.

Provide, for the first three years of GERIC's operations, a statement of actual savings achieved by the System as a result of GERIC's operations during the period.

Response 4.

The September 11, 2001 event and the various high profile corporate scandals have had an enormous impact on the insurance market. The substantial increase in premiums and the restrictions on available coverage and limits that were prevalent in the market generally, obscured the effectiveness of the Captive in managing the AGLR System's insurance costs.

Nevertheless, as shown on Exhibits A1, A2, and A3, GERIC's operations have resulted in premium savings for the System as compared to the year 2000 baseline:

Year 2001 (7 months)	$182,165
Year 2002	$339,285
Total	$521,450

The savings diminished at the 10/01/02 renewal due to general market conditions as cited above.

RR 5.

        Provide a copy of GERIC's income statement and balance sheet, including any accompanying notes.

Response 5.

        GERIC's audited financial statements for year ending 12/31/02 are attached as Exhibit B.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate of Notification to be signed on its behalf by the undersigned thereunto duly authorized.

AGL Resources Inc.

By: /s/ Paul R. Shlanta
       Paul R. Shlanta
       Senior Vice President, General Counsel & Corporate Secretary

Date: March 4, 2004

EXHIBIT INDEX

Exhibit A   GERIC Schedule of Premiums, Losses, and
                                               Changes by Associate Company and Line of
                                               Coverage. (Submitted pursuant to request for
                                               confidential treatment.)

Exhibit B   Audited GERIC Balance Sheet and Income
                                               Statement, including notes, as of and for the
                                               Period Ending December 31, 2002.